Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Wins Over $1 Million Dollar Contract from Brazilian Operator

TEL AVIV, Israel – October  10, 2013 − RADCOM Ltd. (NASDAQ: RDCM) a leading Service Assurance provider, today announced a deal of over one million US dollars with a major Brazilian operator. This operator’s NGN network offers a variety of services including voice and data. The deal is an expansion of a current deployment, and was received in the third quarter of 2013.

RADCOM’s proven capabilities in monitoring a wide range of technologies are ideal for providing advanced monitoring solutions for complex networks such as NGN. One very high capacity platform supports a wide range of technologies, with a small footprint; allowing RADCOM’s solution to easily monitor the wide range of protocols and interfaces in a sophisticated NGN network.

“We are delighted with the decision of this major operator to further expand their NGN service and network monitoring system with RADCOM.” Said Ronen Hovav, RADCOM’s VP Sales, Global Accounts, “It shows the importance that operators around the world see in monitoring networks, and is another landmark for RADCOM’s technology strength in the global market in general and the Brazilian market in particular”.

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About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.